EXHIBIT 99.1

BrainsWay Announces Preliminary Revenue Range for First Quarter of 2020

PATTERSON, N.J., April 13, 2020 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in the advanced non-invasive treatment of brain disorders, today announced a preliminary, unaudited revenue range for the first quarter ended March 31, 2020. Specifically, the Company expects first quarter revenues to be within the range of $3.9 million to $4.2 million.

“Our revenue estimate for the first quarter reflects the impact that the COVID-19 global health pandemic is having on our business,” said Christopher von Jako, Ph.D., President and Chief Executive Officer of BrainsWay. “This impact is due in part to certain new customers who have not previously offered deep transcranial magnetic stimulation (Deep TMS) treatment being unable to finalize orders or to accept delivery of ordered systems as a result of the temporary shutdown of certain physician offices and clinics. Importantly, as TMS treatments are often considered a medical necessity, many offices and clinics with existing TMS technology remain open and operational. Therefore, many patients in need are still receiving their Deep TMS treatment. With a large and growing installed base of Deep TMS systems in major depressive disorder and obsessive-compulsive disorder, BrainsWay is well-positioned to serve these individuals.”

“Moreover, the Company is well positioned to fund our future growth due to our strong cash position and debt-free balance sheet. In order to limit the short-term impact of COVID-19 on our business, we have put in place a number of cost-cutting measures, such as reducing or temporarily eliminating our spend on travel, marketing-related events and various outside services, delaying salary raises, and freezing hires for certain positions,” continued Dr. von Jako. “Longer-term, the challenges posed by COVID-19 globally to so many people are, unfortunately, likely to evolve into mental health issues for some. Once this health crisis subsides, we look forward to being able to provide these individuals with an effective and safe solution through our Deep TMS system.”

BrainsWay is applying for the Payroll Protection Program Loan under the recently passed CARES Act and, to the extent other loan and aid programs become available, will seek to participate in them as appropriate. The Company expects to report full first quarter financial results in June 2020.

About BrainsWay
BrainsWay is a commercial stage medical device company focused on the development and sale of non-invasive neuromodulation products using the Company’s proprietary Deep Transcranial Magnetic Stimulation (Deep TMS) technology for the treatment of major depressive disorder (MDD) and obsessive-compulsive disorder (OCD), for which BrainsWay received marketing authorization from the U.S. Food and Drug Administration (FDA) in 2013 (for MDD) and in August 2018 (for OCD). BrainsWay is currently conducting clinical trials of Deep TMS in other psychiatric, neurological and addiction disorders.

Forward Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words.  These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the recent outbreak of the Coronavirus (COVID-19), has led governments and authorities around the globe to take various precautionary measures in order to limit the spread of the outbreak, including government-imposed quarantines and other public health safety measures. These measures could have a more adverse effect on the global markets and its economy than currently anticipated, including on the availability and pricing of materials, manufacturing and delivery efforts, sales to existing and potential customers and leads, collections from accounts and other aspects of the global economy. Therefore, the Coronavirus could disrupt production and cause delays in the supply and delivery of products used in our operations, may further divert the attention and efforts of the medical community to coping with the Coronavirus, impact the recruitment of subjects to existing and planned clinical trials, disrupt the marketplace in which we operate, and may have a material adverse effects on our operations, sales, revenues, collections and R&D efforts. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies in the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Cautionary Statement Regarding Preliminary Results
The preliminary results presented herein for the three months ended March 31, 2020 are unaudited and are solely the projections of BrainsWay’s management. These preliminary results are subject to the finalization and closing of our accounting books and records, and to the audit and performance of standard procedures by our independent auditors (who have not expressed an opinion or any form of assurance with respect thereto). Accordingly, they should not be viewed as a substitute for full financial statements which are prepared in accordance with IFRS. We caution you that these preliminary results are not guarantees of performance or outcomes and that actual results may differ materially from those described above.

Contacts:
BrainsWay Ltd.
Hadar Levy
Chief Operating Officer and Chief Financial Officer
Hadarl@BrainsWay.com

Investors:
Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com